Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a complete listing of the subsidiaries of Pacira BioSciences, Inc., a Delaware corporation:

Jurisdiction of Incorporation
Domestic Subsidiaries
Pacira Pharmaceuticals, Inc.	California
Pacira CryoTech, Inc.	Delaware
Pacira Therapeutics, Inc.	Delaware
Pacira Pharmaceuticals International, Inc.	Delaware

International Subsidiaries
Pacira Limited	United Kingdom
Pacira Ireland Limited	Ireland
Pacira Canada, Inc.	Québec, Canada